Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement on Form S-3 and related Prospectus of Hong Kong Highpower Technology, Inc. for the registration of $50,000,000 of common stock, preferred stock, warrants, debt securities and units and to the incorporation by reference therein of our report dated March 30, 2010, with respect to the consolidated financial statement as of December 31, 2009 and for the three years in the period ended December 31, 2009 of Hong Kong Highpower Technology, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2009.

Dominic K.F. Chan & Co.
Certified Public Accountants

Hong Kong, July 30, 2010